Exhibit 99.1

Cenovus invests $2.5 million in Skyonic Corporation

CALGARY, Alberta (June 25, 2013) — Cenovus Energy Inc. (TSX, NYSE: CVE) is investing $2.5 million in Skyonic Corporation, an Austin, Texas-based company developing technology to turn carbon dioxide (CO2) emissions into profitable products. The investment is through the Cenovus Environmental Opportunity Fund, which makes strategic investments in companies pursuing technological innovations for the energy industry.

“At Cenovus, we believe doing right by the environment is simply good business,” said Harbir Chhina, Executive Vice-President of Oil Sands at Cenovus. “Skyonic’s technology is a good example of how creative thinking and technology can reduce the environmental impact of producing energy while creating valuable products.”

Skyonic has proven its technology in lab and field tests and is in the process of deploying it at a full-scale commercial facility. Skyonic transforms CO2 from industrial waste streams into solid carbonate and bicarbonate (essentially baking soda) which is used in the livestock and food industries. The cost of capture may be offset by selling these products. The process also produces chemicals such as hydrochloric acid, bleach, chlorine and hydrogen, which may also be sold, and removes air pollutants.

“We believe converting CO2 into valuable carbonates is the best strategy for carbon,” said Joe Jones, President and Chief Executive Officer of Skyonic. “We’re essentially turning pollution into a valuable commodity. Recycling the flue gas into carbonates profitably is a win for emitters, a win for society, and a win for investors as well.”

Cenovus’s investment is part of Skyonic’s latest funding round, which totaled $128 million. The funds raised will primarily be used to support construction costs for a carbon capture and utilization plant Skyonic is building in San Antonio, Texas. The facility, slated to be operational in 2014, is intended to prove the commercial viability of the technology.  More information is available at www.skyonic.com.

The Cenovus Environmental Opportunity Fund is a wholly-owned subsidiary of Cenovus that makes strategic investments in companies developing early-stage technology that could improve the environmental and economic performance of producing oil and gas. Since 2003, Cenovus has committed about $25 million to support these initiatives.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus contacts

Jessica Wilkinson
Advisor, Media Relations
403-766-8990